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                                                                     Exhibit 6.2

Memorandum of Agreement


Entered into this 30/th/ day of September, 1999.

by and between


Poker.com,Inc ("Pker")

and

Antico Holdings SA ("Antico")
(in course of formation)

Whereas

     i) Pker has acquired from UniNet Technology Inc the world wide licensing rights to the url/domain poker.com for licensing gaming software, marketing, opt-in advertising, banner ads and e-commerce.

     ii) Pker has purchased a licensing and programming agreement with ASF Software Inc. which allows them use and/or sub-license their multi-player poker gaming software.

     iii) Pker has paid to set up 2 servers and 2 tape back-ups in Costa Rica to run the ASF software

     iv) Pker is not in the business of owning or operating an on-line gaming site but is in the business of selling turnkey gaming software licenses.

     v) Antico wishes to purchase from Pker a turnkey sub-license to own and operate a gaming site.

     vi) Antico wishes to sub-lease from Pker the right to use the url Poker.com to own and operate an on-line gaming site.

     vii) Antico has no internet marketing expertise to develop the gaming site into a viable operation.

     viii) Pker has the expertise and the skill set to bring players to an on-line poker casino.

     NOW THEREFORE for valuable consideration given and received, the parties hereby agree as follows
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     1.   Pker hereby agrees to provide Antico with the world wide rights to use the URL www.Poker.com to operate an on-line gaming site on the Internet.

          The term of this license expire July 16, 2098

     2. Antico hereby agrees to purchase from Pker a turnkey gaming site which includes

     3.   a)   The non exclusive license to use the ASF Software at the
          poker.com web site as more fully described in the Sub-licensing agreement attached annexure "A" and

          b)   The servers which have been installed by TicoNet

          The term of this license shall be for a period of 1 year and shall be automatically renewed unless cancelled in writing on 90 days notice.

     4. The purchase consideration for the turnkey gaming software sublicense shall be the sum of US$200,000 payable over 4 years. Payments shall be made at the rate of $50,000 p.a. plus interest at 6% p.a. The first payment to be made within 12 months of signing hereof an annually thereafter.

     4. In consideration for the licensing rights to exclusively use the www.poker.com url to operate an on-line casino./card-room and for
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          Pker's undertaking the marketing of the web-site, Antico will pay Pker a fee based on 20% of each deposit that is made by a player signing up to play poker or any other card or casino game that Antico may offer now or in the future. The expected average deposit is $250 and Pker will therefore earn $50 from each deposit received by Antico.

     5. Antico hereby irrevocably appoints Pker to be their exclusive marketing agent.

     6. Pker will market the casino site for Antico by advertising the facility on the internet and in main-line magazines. Pker will also develop an opt-in newsletter to promote the website.

     7. Pker will use their best efforts to develop poker.com into the busiest gaming portal on the Internet. The portal will direct traffic to the poker.com multi-player poker game.

     8. Payments in respect of the marketing fees will be made by Antico to Pker monthly in arrears.

     9. Antico is aware that Pker will be marketing and selling gaming software sub-licenses to other potential casino and/or card-room operators who will compete with Antico.


               /s/ C. Barbosa                     /s/ Ricardo Lara Gamboa
               ----------------------             --------------------------
               Poker.com Inc.                     Antico Holdings SA
               C. Barbosa                         Ricardo Lara Gamboa